

November 10, 2009

By U.S. mail and facsimile to (215) 761-0440

Mr. Robert K. Moskovitz, Chief Financial Officer of the General Partner
Lease Equity Appreciation Fund I, L.P.
110 South Poplar Street, Suite 101
Wilmington Delaware 19801

> **RE: Lease Equity Appreciation Fund I, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 26, 2009**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 333-84730**

Dear Mr. Moskovitz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 8

Liquidity and Capital Resources, page 16

> 1. We note your discussion on page 17 of the amendment to the line of credit with WestLB to cease additional borrowings under the line of credit and accelerate the pay down of the line, in exchange for the removal of certain covenants. Please address the following comments related to this amendment:

- We note that your debt facility previously was subject to certain financial covenants, including those related to tangible net worth, leverage, and portfolio delinquency. Please tell us and disclose in future filings which covenants were removed and which remain. For the remaining covenants, in future filings please disclose the required minimum/maximum ratios or amounts for each and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.
- Please confirm our understanding that you no longer have access to debt financing from this facility. Disclose this in future filings.
- Disclose in future filings the specific terms of the acceleration of the pay down of the line. If it is helpful for readers' understanding, disclose the agreed-upon payment schedule.
- Disclose in future filings how you expect to make these payments. In this regard, quantify and describe your cash sources and obligations. We note that the statement of cash flows reports operating and investing cash inflows for 2008 of an aggregate of $7.1 million but reports substantial investing outflows in 2007 and 2006. You also state you will use cash currently being used for asset management fees paid to your General Partner and distributions to reduce your debt balance, but these amounts do not appear sufficient, as we note partner distributions were $1.4 million-$1.7 million and management fees were $1.1 million-$1.3 million in 2006-2008. Disclose whether you will need to borrow money from the General Partner to either finance operations and/or pay down the line.

Contractual Obligations and Commercial Commitments, page 17

2. We note your use of interest rate swaps to manage interest rate risk. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please revise future filings to disclose estimates of the amounts you will be obligated to pay within the table of contractual obligations.

Note 1 – Organization and Nature of Business, page 24

3. You state the Fund is expected to have a nine-year life, consisting of an offering period of up to two years, a five-year reinvestment period and a subsequent maturity period of approximately two years, which it expects to enter prior to December 31, 2009. You disclose that during the maturity period, the Fund's leases and secured loans will either mature or be sold and the Fund will liquidate its other assets. However, you then state the Fund will terminate on December 31, 2027, unless sooner dissolved or terminated as provided in the Limited Partnership Agreement. Please explain to us and disclose in future filings

whether you expect the contractual maturities of such assets to be longer than the next two years. Please disclose the consequences or implications if you are not able to liquidate these assets during the maturity period and/or how that will impact, if at all, the Fund's operations and cash flows.

Item 9A – Controls and Procedures, page 38

4. In the first paragraph under the heading "Disclosure Controls", you discuss how a control system can provide only reasonable assurance that the desired control objectives are achieved. In the paragraph that follows, the General Partner's chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective. We note the same disclosures made in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. In future filings, please revise your disclosure to state, if true, that your disclosure controls and procedures were effective at this reasonable assurance level.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief